UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BIONDVAX PHARMACEUTICALS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.0000001 PAR VALUE PER SHARE

(Title of Class of Securities)

09073Q105

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073Q105	Page 2 of 8	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,000,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,000,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12.	TYPE OF REPORTING PERSON (see instructions) CO

*The Reporting Persons own 475,000 American Depository Shares representing 19,000,000 Ordinary Shares.

CUSIP No. 09073Q105	Page 3 of 8	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,000,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,000,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12.	TYPE OF REPORTING PERSON (see instructions) CO

*The Reporting Persons own 475,000 American Depository Shares representing 19,000,000 Ordinary Shares.

CUSIP No. 09073Q105	Page 4 of 8	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,000,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,000,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

*The Reporting Persons own 475,000 American Depository Shares representing 19,000,000 Ordinary Shares.

CUSIP No. 09073Q105	Page 5 of 8	13G

Item 1.

(a)	Name of Issuer BIONDVAX PHARMACEUTICALS LTD

(b)	Address of Issuer’s Principal Executive Offices 14 EINSTEIN ST. NES-ZIONA, Israel 74036

Item 2.

(a)

Name of Person Filing
1) EASTERN CAPITAL LIMITED

Eastern Capital Limited is a direct wholly owned subsidiary of Portfolio Services Ltd., a Cayman Islands company.

2) PORTFOLIO SERVICES LTD.

Portfolio Services Ltd. is a holding company which owns all of the outstanding shares of Eastern Capital Limited, a Cayman Islands company.

3) KENNETH B. DART

Mr. Dart is the beneficial owner of all of the outstanding shares of Portfolio Services Ltd., which in turns owns all the outstanding shares of Eastern Capital Limited.

(b)

Address of the Principal Office or, if none, residence
1) 10 Market Street, #773

Camana Bay

Grand Cayman, KY1-9006 CAYMAN ISLANDS

2) 10 Market Street, #773

Camana Bay

Grand Cayman, KY1-9006 CAYMAN ISLANDS

3) P.O. Box 31300

Grand Cayman, KY1-1206 CAYMAN ISLANDS

(c)	Citizenship 1) CAYMAN ISLANDS 2) CAYMAN ISLANDS 3) BRITISH OVERSEAS TERRITORY CITIZEN CAYMAN ISLANDS

(d)	Title of Class of Securities Ordinary Shares, par value NIS 0.0000001 per share (“Ordinary Shares”)

(e)	CUSIP Number 09073Q105

CUSIP No. 09073Q105	Page 6 of 8	13G

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentage ownership noted in this Schedule 13G is based on 6,535,490 American Depositary Shares representing 261,419,599 of the Issuer’s ordinary shares outstanding as of September 18, 2017, as reported in the Issuer’s Prospectus Supplement and the Report of Foreign Private Issuer filed with the U.S. Securities and Exchange Commission on September 15th, 2017 and September 18th, 2017 respectively.

As of the date of this filing, Eastern Capital Limited, Portfolio Services Ltd. and Mr. Dart beneficially own in aggregate the following number of Ordinary Shares:

(a)	Amount beneficially owned: 19,000,000*

(b)	Percent of class: 7.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 19,000,000*

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 19,000,000*

*The Reporting Persons own 475,000 American Depository Shares representing 19,000,000 Ordinary Shares.

CUSIP No. 09073Q105	Page 7 of 8	13G

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     □.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect , other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09073Q105	Page 8 of 8	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
09/26/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
09/26/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
09/26/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title